EXHIBIT 14(a)(1)(vii)
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                       Report of Independent Accountant's


February 24, 1999

To the Board of Directors and Shareholder of GMAC Commercial Holding Corp.

We have examined the accompanying management assertion, dated February 24, 1999, about GMAC Commercial Holding Corp.'s (the "Company") compliance with its established minimum servicing standards ("Servicing Policy") as of and for the year ended December 31, 1998. Management is responsible for the Company's compliance with the Servicing Policy. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was made in accordance with standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis, evidence about the Company's compliance with the Servicing Policy and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company's compliance with the Servicing Policy.

In our opinion, management's assertion that the Company complied with the aforementioned Servicing Policy as of and for the year ended December 31, 1998 is fairly stated, in all material respects.


/s/ PricewaterhouseCoopers LLP
--------------------------------
PricewaterhouseCoopers LLP

New York, New York

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                                         GMAC
                                  Commercial Mortgage

                                 Report of Management

As of and for the year ended December 31, 1998, GMAC Commercial Holding Corp. has complied in all material respects with the minimum servicing standards set forth in the Company's minimum servicing standards (attached), which were derived from the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers. As of and for this same period, GMAC Commercial Mortgage Corporation had in effect a General Motors Corporation Fidelity bond of $150 million and a GMAC Commercial Mortgage Corporation errors and omissions policy in the amount of $50 million.


/s/ Barry A. Moore                  February 24, 1999
-------------------------------
Barry A. Moore
Executive Vice President

  650 Drasher Road o P.O. Box 1015 o Horsham, PA 19044-8015 o Fax 215-828-3232

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                          GMAC COMMERCIAL HOLDING CORP.
                           MINIMUM SERVICING STANDARDS

I.    CUSTODIAL BANK ACCOUNTS

      1. Reconciliations shall be prepared on a monthly basis for all custodial bank accounts and related bank clearing accounts. These reconciliations shall:

            o     be mathematically accurate;

            o be prepared within forty-five (45) calendar days after the cutoff date;

            o be reviewed and approved by someone other than the person who prepared the reconciliation; and

            o document explanations for reconciling items. These reconciling items shall be resolved within ninety (90) calendar days of their original identification.

      2. Funds of the servicing entity shall be advanced as specified in the servicing agreement in cases where there is an overdraft in an investor's or a mortgagor's account and an advance is specified in the Investor's Servicing Agreement.

      3. All cash for each custodial account shall be maintained at a federally insured depository institution in trust for the applicable investor or in an investment account in accordance with the applicable servicing agreement requirements.

      4. Escrow funds held in trust for a mortgagor shall be returned to the mortgagor within thirty (30) calendar days of payoff of the mortgage loan.

II.   MORTGAGE PAYMENTS

      1. Mortgage payments which are properly identified with a GMACCM, (a subsidiary of GMAC Commercial Holding Corp.) account number and agree to the total amount of the scheduled payment due shall be deposited into the clearing bank accounts and related custodial bank accounts within two business days of receipt. Any mortgage payments which do not meet these parameters will be researched and deposited into the appropriate bank accounts within five business days of receipt.
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      2.    Mortgage payments made in accordance with the mortgagor's loan documents shall be posted to the applicable mortgagor records within two business days of receipt.

      3. Mortgage payments shall be allocated to principal, interest, insurance, taxes or other escrow items in accordance with the mortgagor's loan documents.

      4. Mortgage payments identified as loan payoffs shall be allocated in accordance with the mortgagor's loan documents.

III.  DISBURSEMENTS

      1. Disbursements made via wire transfer on behalf of a mortgagor or investor shall be made only by authorized personnel.

      2. Disbursements made on behalf of a mortgagor or investor shall be posted within two business days to the mortgagor's or investor's records maintained by the servicing entity.

      3. Tax and insurance payments for those loans that are escrowed shall be made on or before the penalty or insurance policy expiration date, as indicated on tax bills and insurance premium notices, respectively, provided that such support has been received by the servicing entity at least thirty (30) calendar days prior to these dates, and the mortgagor has agreed with the amounts due.

      4. Any late payment penalties paid in conjunction with the payment of any tax bill or insurance premium notice shall be paid from the servicing entity's funds and not charged to the mortgagor, unless the late payment was due to the mortgagor's error or omission.

      5. Amounts remitted to investor per the servicer's investor reports shall agree with cancelled checks, or other form of payment, or custodial bank statements.

      6. Unissued checks shall be safeguarded so as to prevent unauthorized access.

IV.   INVESTOR ACCOUNTING AND REPORTING

      1. Monthly investor reports shall be sent on a monthly basis listing the total unpaid principal balance and number of loans serviced.

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V.    MORTGAGOR LOAN ACCOUNTING

      1. Adjustments on ARM loans shall be computed based on the related mortgage note and any ARM rider.

      2. Escrow accounts shall be analyzed in accordance with the mortgagor's loan documents, on at least an annual basis.

      3. Interest on escrow accounts, if required by the mortgage documents, shall be paid, or credited, to mortgagors in accordance with the borrower agreements.

VI.   INSURANCE POLICIES

      1. A Fidelity bond and errors and omissions policy shall be in effect on the servicing entity throughout the reporting period in the amount of coverage represented to investors in management's assertion.